

Mail Stop 4631

July 24, 2009

Mr. Robert W. Raiford
Chief Financial Officer
ENGlobal Corporation
654 N. Sam Houston Pkwy East, Suite 400
Houston, TX 77060

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 30, 2009**
> **File No. 1-14217**

Dear Mr. Raiford:

We have reviewed your response letter dated July 7, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 8 – Financial Statements and Supplementary Data, page 54</u>

<u>Note 19 – Commitments and Contingencies, page 88</u>

1. It appears from your response to comment 10 from our letter dated June 17, 2009 that your reserve for known contingencies does not include amounts owed for self-insurance liability accruals. Please show us how you will revise the insurance portion of footnote 19 on page 89 to discuss the amount of self-insurance liabilities as of each period end and the balance sheet line item that includes your accrual for self-insurance liabilities.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 1 – Financial Statements, page 4

Note 9 – Commitments and Contingencies, page 11

Litigation Claims, page 12

2. We have reviewed your response to prior comment 18 and understand that you believe the $3 million receivable is fully collectible. However, it is unclear whether you believe there is any risk of loss associated with Bigler's claim against you for lack of delivery of notice with respect to the lien and breach of contract. Please revise your filing to specifically indicate if you assess your risk of loss associated with Bigler's claims against you as remote, possible, probable or undeterminable at this time. Refer to paragraphs 8-10 of SFAS 5 as well as SAB Topic 5:Y. Please show us in your supplemental response what the revisions will look like.

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Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief